

Mail Stop 4546

September 19, 2016

Via E-mail
Mark J. Murray, Ph.D.
President and Chief Executive Officer
Arbutus Biopharma Corporation
100-8900 Glenlyon Parkway
Burnaby, BC
Canada V5J 5J8

> **Re:** **Arbutus Biopharma Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **Form 8-K dated August 4, 2016**
> **Filed August 5, 2016**
> **File No. 001-34949**

Dear Dr. Murray:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 6

1. Please tell us and revise future filings to include a discussion of the competitive conditions generally facing your business as well as the specific products against which each of your product candidates may compete, to the extent material. For guidance, please refer to Item 101(c)(1)(x) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and intangible assets – Impairment, page 52

2. Please provide us your analysis supporting that the fair value of your single reporting unit exceeds its carrying value when your market capitalization of $242.8 million at December 31, 2015 and $190.6 million at June 30, 2016 are significantly below your equity carrying value of $547.7 million and $431.3 million at those dates, respectively. In your response, provide us a quantification and explanation of each macroeconomic factor that reconciles the significant deficiency of your market capitalization compared to your carrying value.

Notes to Consolidated Financial Statements
Note 2: Significant accounting policies
Revenue recognition, page 79

3. You disclose that revenue associated with multiple element arrangements is recognized as a single unit of accounting when relative fair values are not determinable. With the effectiveness of ASU 2009-13 in calendar 2011, ASC 605-25-25-5 was amended to remove the fair value consideration for determining separate units of accounting. Please confirm for us that for all contracts entered into or materially modified since the beginning of 2011 you have identified separate units of accounting when the delivered item(s) has standalone value to the customer and, if the arrangement includes a general right of return, when delivery or performance of the delivered or undelivered item(s) is probable and substantially in your control. If so, please provide us proposed revised policy disclosure to be provided in future periodic reports that clarifies your policy for both contracts entered into or materially modified both before and after the adoption of ASU 2009-13.

Form 8-K filed August 5, 2016
Exhibit 99.1 Press Release Dated August 4, 2016
Financial Results
Non-GAAP Net Loss

4. Please represent to us that in future earnings releases you will discuss your GAAP earnings prior to your non-GAAP earnings. Please see Compliance and Disclosure Interpretation (CDI) 102.10 on Non-GAAP Measures revised on May 17, 2016.

Unaudited GAAP to Non-GAAP Reconciliation: Net Loss and Net Loss Per Share

5. Please represent to us that in future earnings releases you will separately present the income tax impact of your non-GAAP adjustments. Please see CDI 102.11 on Non-GAAP Measures revised on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Mark Brunhofer, at (202) 551-3638 or Keira Nakada, at (202) 551-3659 if you have questions regarding the comments on the financial statements and related matters. Please contact Joshua Samples, Staff Attorney, at (202) 551-3199 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance